EXHIBIT 21.1

Subsidiaries of Visant Corporation

Name of Subsidiary	Other Names Under Which Subsidiary Does Business	Jurisdiction of Incorporation or Organization
AKI, Inc.	Arcade Marketing, Inc.	Delaware
Arcade Europe SAS		France
Dixon Direct LLC		Delaware
Jostens Canada, Ltd.		Manitoba, Canada
Jostens, Inc.		Minnesota
Neff Motivation, Inc.		Ohio
Phoenix Color Corp.	Lehigh Phoenix	Delaware
The Lehigh Press LLC	Lehigh Direct	Delaware
Arcade LatAm, S.A.		Brazil